UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LIBERTY LATIN AMERICA LTD.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

G9001E102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d—1(b)

☐ Rule 13d—1(c)

☐ Rule 13d—1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G9001E102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Genesis Asset Managers, LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See items 3 and 6)
	6	SHARED VOTING POWER 0 (See items 3 and 6)
	7	SOLE DISPOSITIVE POWER 0 (See items 3 and 6)
	8	SHARED DISPOSITIVE POWER 0 (See items 3 and 6)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See items 3 and 6)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12	TYPE OF REPORTING PERSON (See Instructions) HC / IA

CUSIP No. G9001E102

STATEMENT ON SCHEDULE 13G

This is Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on January 25, 2019. This Amendment No. 1 reflects, among other things, a reorganization of the reporting person (the “Reorganization”) pursuant to which: (1) Genesis Investment Management, LLP (“GIM”), formerly the reporting person’s subsidiary, acquired the ownership of the reporting person and (2) substantially all of the assets and liabilities of the reporting person were assigned to and assumed by GIM. The Reorganization did not involve any purchase or sale of securities of the issuer. As a result of the foregoing, this Amendment No. 1 constitutes an exit filing for the reporting person. Concurrently with the filing of this Amendment No. 1, GIM is filing a separate statement on Schedule 13G (the “New Schedule 13G”) to report the post-Reorganization beneficial ownership of the Class A Common Shares of the issuer. Going forward, any changes to the beneficial ownership of the Class A Common Shares held by GIM would be reported as an amendment to the New Schedule 13G and not to this filing.

Item 1 (a).	Name of Issuer:

LIBERTY LATIN AMERICA LTD.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

2 CHURCH STREET

HAMILTON HM 11

BERMUDA

Item 2 (a).	Name of Persons Filing:

Genesis Asset Managers, LLP

Item 2 (b).	Address or Principal Business Office or, if None, Residence:

Genesis Asset Managers, LLP

Trafalgar Court

Les Banques

St Peter Port

Guernsey

GY1 4LY

Item 2 (c).	Citizenship:

Delaware

Item 2 (d).	Title of Class of Securities:

Class A Common Shares

Item 2 (e).	CUSIP Number:

G9001E102

CUSIP No. G9001E102

Item 3.	Classification.

Not applicable.

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 0

(b)	Percent of Class: 0.00%

(c)	Number of shares as to which GAM has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent On Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

CUSIP No. G9001E102

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired with or as a participant in any transaction having such purposes or effect.

CUSIP No. G9001E102

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    January 24, 2020

GENESIS ASSET MANAGERS, LLP

By:	/s/ Christopher Ellyatt
Christopher Ellyatt
Partner